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                               October 17, 2023

       Oscar K. Brown
       Principal Financial Officer
       FREYR Battery, Inc.
       1209 Orange Street
       Wilmington, Delaware 19801

                                                        Re: FREYR Battery, Inc.
                                                            Amendment No. 1
                                                            Registration
Statement on Form S-4
                                                            Filed on October
13, 2023
                                                            File No. 333-274434

       Dear Oscar K. Brown:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

       Form S-4/A

       Risk Factors
       The FREYR Delaware Amended and Restated Certificate of Incorporation and Bylaws will designate the Court of Chancery..., page 22

   1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the
exclusive forum for certain litigation, including any    derivative
                                                        action.    Please
disclose whether this provision applies to actions arising under the
                                                        Securities Act or
Exchange Act. In that regard, we note that Section 27 of the Exchange
                                                        Act creates exclusive
federal jurisdiction over all suits brought to enforce any duty or liability created by
the Exchange Act or the rules and regulations thereunder, and Section
                                                        22 of the Securities
Act creates concurrent jurisdiction for federal and state courts over all suits brought to
enforce any duty or liability created by the Securities Act or the rules and
 Oscar K. Brown
FREYR Battery, Inc.
October 17, 2023
Page 2
      regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
      Securities Act or Exchange Act.
2. Please ensure that your disclosure is consistent with the scope of the provisions in your Amended and Restated Certificate of Incorporation and Bylaws.
      Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                             Sincerely,
FirstName LastNameOscar K. Brown
                                                             Division of
Corporation Finance
Comapany NameFREYR Battery, Inc.
                                                             Office of
Manufacturing
October 17, 2023 Page 2
cc:       Denis Klimentchenko
FirstName LastName